June 16, 2005

Mail Stop 0408

By U.S. Mail and facsimile to (724) 978-2744

Mr. Raymond G. Suchta
Chief Financial Officer
IBT Bancorp, Inc.
309 Main Street
Irwin, PA 15642

Re:	IBT Bancorp, Inc.
      Form 10-K for fiscal year ended December 31, 2004
      Forms 10-Q for fiscal quarter ended March, 31 2005
      File No. 1-31655

Dear Mr. Suchta:

      We have reviewed your response letter dated June 13, 2005 and have the following additional comments.

Form 10-K

Nonperforming and Problem Assets, page 8
1. Please refer to prior comment #1. Please tell us the amounts of any specific loss allowances recorded for the loans comprising the $3.6 million of accruing loans 90 days or more past due at the end of
2004 and in what period you recorded those specific loss provisions.

2. Please tell us how much of the $567,000 in non-accruing mortgage loans and $704,000 in past due mortgage loans shown in the Nonperforming and Problem Asset table for 2003 is attributable to the two mortgages charged-off in 2004. If these loans were not included, please tell us the facts and circumstances which lead to the timing and amounts of the loans charged-off.

Allocation of the Allowance for Loan Losses, page 11
3.	Please tell us why:
* The commercial loan allocation decreased $1.3 million from 2003 when the commercial loans, as a percentage of total loans, only marginally decreased from the prior year and your response to prior comment #4 stated that the overall quality of the loan portfolio has
not changed;
* The mortgage loan allocation in 2002 was $2.2 million,
decreasing
$1.3 million to $806 thousand in 2003 before increasing again to
$1.1
million in 2004 while the number of mortgage loans in the portfolio steadily increased.

Exhibit 13

2004 Annual Report

Results of Operations

Provision for Loan Losses, page 5
4. Please refer to prior comment #3. Please tell us how much specific loss allowance you recorded during 2004, prior to the charge-off, and as of December 31, 2003 for the two loans comprising the $1.2 million mortgage charge-off in 2004.

5. Please refer to prior comment #4. Please quantify the amount of specific and formula driven loss allowance attributable to the mortgage and commercial loan categories for the years ended
December
31, 2004 and 2003.

*    *    *    *

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provide any requested supplemental information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments.

      You may contact Paula Smith, Staff Accountant at (202) 551-
3696
or me at (202) 551-3490 if you have questions regarding comments on the financial statements and related matters.

	Sincerely,



	Don Walker
	Senior Assistant Chief Accountant

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Raymond G. Suchta, Chief Financial Officer
IBT Bancorp, Inc.
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